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                                Filed pursuant to Rule 424(b)(3) and Rule 424(c)
                                            Registration Statement No. 333-46829


                                  Excite, Inc.
                  Supplement to Prospectus dated March 4, 1998

Netscape Agreement

On April 30, 1998, Excite, Inc. (the "Company") entered into an agreement (the "Agreement") with Netscape Communications Corporation ("Netscape") under which the Company will provide content for co-branded channels on, and develop a co-branded search and directory service for, Netscape's recently-announced Netcenter service. In connection with the Agreement, the Company will make a prepayment to Netscape of $70 million and has issued warrants to Netscape to purchase Common Stock of the Company having an aggregate exercise price of $50.0 million.

On May 4, 1998, Excite, Inc. (the "Company") issued the following press release:

FOR IMMEDIATE RELEASE

Netscape and Excite Announce Strategic Partnership to Dramatically Alter The Internet Portal Landscape; Excite to Provide Netscape Branded Search, Co-Branded Channels and Advertising Sales for Netcenter

MOUNTAIN VIEW, Calif. and REDWOOD CITY, Calif., May 4 /PRNewswire/ -- Netscape Communications Corporation (Nasdaq: NSCP) and Excite, Inc. (Nasdaq: XCIT) today announced a multi-faceted strategic partnership to build out channels jointly for Netscape's Web site and to create co-branded search. Combining the strengths of two of the biggest names on the Internet -- Netscape and Excite -- the companies will develop content and search services, and sell advertising to leverage Netscape's highly-trafficked Web site.

One of the largest partnerships ever established on the Internet, the agreement is expected to have substantial positive impact on both Netscape and Excite. The deal serves as the catalyst for Netscape's major push into the Internet portal space. For Excite, which will now build out and sell advertising for portions of Netcenter, one of the largest portal sites on the Web, the deal is expected to increase the company's revenue potential, brand visibility and reach to new Internet users. Continuing Excite's aggressive expansion efforts, the deal also extends Excite's Classifieds2000 across Netscape's Web site. For Netscape, the deal enhances Netcenter with essential consumer services, provides a recurring revenue stream and allows Netscape to build user loyalty by recirculating search traffic to all Netcenter services. Excite will be responsible for all advertising sales for the co-branded channel pages on Netscape Netcenter and for both Netscape and Excite branded search, enabling Excite to sell to advertisers the Web's largest network of inventory in one package. Advertising revenues from co-branded channel pages and co-branded search results pages will be shared.

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"This agreement demonstrates Netscape's commitment to execute quickly on its plans to grow Netcenter into a major portal with all the essential consumer and business services," said Mike Homer, executive vice president and general manager of Netscape's Web site division. "By partnering with Excite, an Internet leader which has demonstrated expertise in content programming and navigation, Netscape is well on its way to expanding Netcenter into a leading Internet portal. This agreement marks another major step in our plan to turn Netcenter into the destination of choice for millions of users on the Net who are seeking content, services and software."

"Netscape's home page is one of the most valuable assets on the Internet," said George Bell, president and chief executive officer of Excite, Inc. "This agreement allows us to extend our own brand visibility, reach and revenues while increasing the value of Netscape Netcenter. Further, this deal strengthens our subsidiary Classifieds2000, which becomes the preferred classifieds provider across the Netscape service. Ultimately, the deal is the perfect marriage of Excite's programming, brand, revenue-generating capabilities and consumer expertise with Netscape's brand, audience and reach."

Excite Programs Co-branded Channels and Search for Netscape's Web Site

Excite has been selected to program a portion of Netscape's Web site and to power Netscape's new branded search service. The Netscape Net Search page will be a combination of Netscape's new branded search powered by Excite, Excite search and other search providers. The branded Netscape Search will provide search results for the entire Internet as well as key links to Netscape Netcenter programs. In year one, Netscape's new branded search powered by Excite will serve as a premier provider, initially receiving at least 25 percent of the Net Search rotation -- the percentage of pages served to visitors who have not selected a preferred provider. The other 50 percent will be allocated or divided among additional search providers. In the second year of the agreement, Netscape Search powered by Excite will receive at least 50 percent rotation, while Excite search will continue to receive 25 percent rotation. The other 25 percent will be allocated or divided among additional search providers. Netscape plans to launch its new branded search service and channels by the end of June 1998.

Building Out Netcenter

At launch, Excite will program a significant package of Netcenter's upcoming consumer channels, including Arts & Leisure, Auctions, Autos, Classifieds, Education, Games, Lifestyles, Real Estate and Shopping. Excite will program the Netscape Shopping channel with Excite's unique product search technology, Jango. All pages will be co-branded. In addition, Netscape will continue to develop additional channels through best-of-breed partnerships for Computing, Business, Finance, News, Sports, Entertainment, Local Information and Kids & Family. Excite's subsidiary Classifieds2000, the leading provider of online classifieds, will be the preferred provider of classifieds across Netscape's Web site.

The strategic agreement also includes marketing and technology licensing between the two companies. These additional assets provide value for both parties during the two-year agreement.


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About Excite, Inc.

Founded in 1994, Excite, Inc. is a global media company offering consumers a free online service with a simple front end to the Internet and extensive personalization capabilities, and advertisers the best one-to-one marketing services available online. The Excite Network consists of two of the largest brands on the Web, Excite (www.excite.com) and WebCrawler (www.webcrawler.com), and its subsidiaries; Classifieds2000, MatchLogic, Inc., Excite Japan Co., Ltd. and Excite UK, Ltd. Personalized versions of Excite are available in France, Germany, the UK and Japan. Localized versions are available in The Netherlands, Sweden and Australia. Based in Redwood City, Calif., Excite, Inc. has strategic relationships with America Online, Inc., Intuit Inc., Netscape Communications Corp., Prodigy Internet and Tribune Company.

About Netscape

Netscape Communications Corporation is a leading provider of open software and services for linking people and information over enterprise networks and the Internet. The company offers a full line of clients, servers, development tools and commercial applications to create a complete platform for next-generation, online applications. Traded on Nasdaq under the symbol NSCP, Netscape Communications Corporation is based in Mountain View, California.

Additional information on Netscape Communications Corporation is available on the Internet at http://home.netscape.com, by sending email to info@netscape.com or by calling 650-937-2555 (corporations) or 650-937- 3777 (individuals).

NOTE: Netscape, Netscape Navigator, and the Netscape N logo are registered trademarks of Netscape Communications Corporation in the United States and other countries. Other Netscape logos, product names, and service names are also trademarks of Netscape Communications Corporation, which may be registered in other countries. Other product and brand names are trademarks of their respective owners.

This press release includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statement are not guarantees of future performance and are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed or forecasted, including the uncertain future development of the Internet as an advertising medium, the volatility of the stock price of Internet-focused companies in general and Excite in particular, the traffic and usage levels on Netscape's Web site and Excite's search engine and the uncertainties attendant upon any contractual relationship. Further risks and uncertainties include, without limitation: the continued increases in the number of companies advertising on Netscape's Web site and the Excite Network; either company's ability to increase sales of targeted advertisements and to achieve higher costs per thousand impressions for their advertisements; the intensely competitive environment for Web advertising sales; reductions in market prices for Web advertising as a result of competition or otherwise; increases in the amount of traffic on

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Netscape's Web site and the Excite Network and increases in the amount of use of
Netscape's Web site and the Excite Network by Web users; Excite's increased operating expenses resulting from the agreement with Netscape and the attendant risks to Excite's ability to achieve profitability; Excite's increased negative cash flows resulting from the agreement with Netscape; the companies' ability to integrate successfully Excite's content and technology with the other content, technology and services offered on Netscape's Web site; other risks relating to these companies such as their extremely limited operating history upon which to base any revenue projections; the likely fluctuations in operating results of both companies' operations due to factors beyond their control; and the willingness of other Web sites to continue to purchase advertising on Netscape's Web site (particularly those which are direct competitors of Excite. For a more detailed discussion of these and other relevant risks, see Netscape's most recent filings with the U.S. Securities & Exchange Commission, including Form 10-K and 10-Q, as well as Excite's comparable filings.